BRONFMAN E. L. ROTHSCHILD CAPITAL, LLC

Annual Financial Statements

Year Ended December 31, 2018

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bronfman E. L. Rothschild Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Terrace Court, Suite 103
(No. and Street)

Madison	WI	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Del Priore 414-509-1330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Del Priore _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bronfman E. L. Rothschild Capital, LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Michael Tyler
Notary Public, State of Wisconsin exp 10/9/2021



Signature

Principal Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRONFMAN E. L. ROTHSCHILD CAPITAL, LLC
Annual Financial Statement Index
Year Ended December 31, 2018



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1006
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Bronfman E.L. Rothschild Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bronfman E.L. Rothschild Capital, LLC as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bronfman E.L. Rothschild Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bronfman E.L. Rothschild Capital, LLC's management. Our responsibility is to express an opinion on Bronfman E.L. Rothschild Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bronfman E.L. Rothschild Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Bronfman E.L. Rothschild Capital, LLC's auditor since 2015.
Chicago, Illinois
February 22, 2019



BRONFMAN E.L. ROTHSCHILD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	253,385
Accounts receivable		80,230
Other assets		31,151
TOTAL ASSETS	$	364,766

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Due to affliates	$	85,949
TOTAL LIABILITIES	$	85,949
MEMBER'S EQUITY	$	278,817
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	364,766

The accompanying notes to the financial statements are an integral part of this statement.

1.   ORGANIZATION

Bronfman E. L. Rothschild Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Bronfman E. L. Partners, LP. (The "Parent"). The Company was formed in 2014 as a limited liability company in accordance with the laws of the state of Delaware. The firm was approved as a member of FINRA on September 25, 2015.The Company's business is comprised of retailing mutual funds, Section 529 plans, retirement plans, and fixed and variable life insurance products.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (i) and (ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2018, cash and cash equivalents totaled $253,385, and were held in interest bearing accounts at Associated Bank (FKA Bank Mutual) and PNC Bank totaling $194,080 and $59,305, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

3. RELATED PARTIES

The Company and an affiliated company, Bronfman E.L. Rothschild, LP, (the "Affiliate") have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts due to the Affiliate for such services are due on demand and bear no interest. At December 31, 2018, the Company recorded $85,949 as a liability to the Affiliate for such services.

4. RECEIVABLES

The Company derived its revenue from several providers. For the year ended December 31, 2018, receivables from providers was $80,230. Based on management's review of outstanding receivable balances and historical collection information, management's best estimate is that all outstanding balances will be collected. Accordingly, the Company has not established an allowance for doubtful accounts at December 31, 2018.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company's net capital requirement was $5,730. The Company's Net Capital was $167,436 which was above the required Net Capital by $161,706. At December 31, 2018, the Company's ratio of Aggregate Indebtedness to Net Capital was .5133 to 1

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2018, and through the date of this report, there were no such claims.

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 22, 2019, the date the financial statements were issued. It was determined that there were no subsequent events requiring disclosure in the financial statements.